UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission file number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant’s name into English)

Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [  ]

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLD ERS
We are pleased to report that our third-quarter results continue to reflect strong growth in our business, with substantial increases in revenues and earnings, and backlog at record levels. Revenues for the first nine months of the current year increased by 75%, with earnings from continuing operations for the first nine months increasing by 102% over the prior year. Third-quarter revenues and earnings from continuing operations increased by 54% and 63%, respectively, over the third quarter of 2006.
     Over the past seven quarters KHD has been transitioning from a financial services company to an industrial plant engineering and equipment supply company. Early in the transition process KHD had revenues and earnings generated from its merchant banking businesses as well as its industrial plant equipment business. To enable our shareholders to more clearly understand our core business going forward, KHD focused on reporting earnings before taxes (EBT) from the industrial plant engineering and equipment supply business. As the transition nears completion, revenues and earnings are now generated from our continuing core business. We now focus on earnings per share (EPS) from continuing operations. We believe EPS from continuing operations is a measure of the company’s overall performance; in KHD’s case that would include our industrial plant engineering and equipment supply business, our iron ore royalty, and the effectiveness of our fiscal responsibility with taxation. Regarding the latter, at KHD we consider taxation as a serious expense warranting proper and effective planning in consideration of the company’s fiscal responsibilities to its shareholders and host governments. On that basis our EPS from continuing operations for the nine months ended September 30 increased by 102%, and for the three months ended September 30 increased by 63% over the same period of the prior year.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Our performance is consistent with the guidance we issued for earnings at the outset of this year. We are now issuing guidance on EPS from continuing operations for the full year 2007, which we anticipate to be in the range of $1.70 to $1.75.
     During the third week of October we had an opportunity to meet with several of our shareholders, analysts and members of the investment community representing our shareholders. During these meetings, which were held in New York, Boston, Chicago and San Francisco, several interesting trends emerged from the sessions. After presenting our third-quarter results, I would like to take the opportunity in this shareholder letter to discuss a primary theme of the questions raised during these investor meetings: sustainability. I will also report on the progress of our strategic technology alliance initiative, which we implemented as an alternative to acquisitions during this period of remarkably high valuations.
     As a reminder, effective 2007 we have changed the reporting currency of our financial statements from Canadian dollars to US dollars. EPS amounts are on a fully diluted basis. In September we announced the distribution of Austrian Depository Certificates (“ADCs”) representing common shares of SWA Reit and Investments Ltd. The record date for the distribution of ADCs was set as September 25, 2007. The common shares of KHD began trading on the NYSE on a post-distribution basis on September 21, 2007. We are reporting our financial statements exclusive of real estate interests and financial services businesses, which are accounted for as discontinued operations. We will focus on the results from continuing operations, which are in our industrial plant engineering and equipment supply business.
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THIRD-QUARTER PERFORMANCE
For the nine months ended September 30, 2007, KHD reported revenues from continuing operations of $418.8 million and income from continuing operations of $38.6 million, or $1.27 per share. The 2007 revenues are an increase of 75% over the first nine months of 2006, and the income from continuing operations is an increase of 102% over the first nine months of 2006.
     For the three months ended September 30, 2007, KHD reported revenues from continuing operations of $148.8 million and income from continuing operations of $16.1 million, or $0.52 per share. The 2007 third-quarter revenues and income from continuing operations are an increase of 54% and 63% over the third quarter of 2006.
     The number of shares issued and outstanding as at September 30, 2007 was 30,181,391. The weighted average number of shares on a diluted basis for the nine months ended September 30, 2007 was 30,511,709.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. KHD books orders on the basis of firm contracts and receipt of the down payments. For comparative purposes, all the following analyses of amounts for order intake, backlog and revenue were translated directly from euros to US dollars at 1.4219, the exchange rate as of September 30, 2007.
     Order intake for the quarter ended September 30, 2007 was $240 million, an increase of 123% over the third quarter of 2006; 40% of the third-quarter order intake came from the emerging regions of Asia, Russia and Eastern Europe; 57% came from the Middle East region.
     Order intake for the nine months ending September 30, 2007 was $569 million, approximately equal to the same period of 2006; 51% of the 2007 order intake came from the emerging regions of Asia, Russia and Eastern Europe.
     Order backlog as of September 30, 2007 was a record $762 million, and as of the date of this filing the backlog is approaching $925 million. At the close of this year’s third quarter, 86% of our backlog is distributed among the world’s emerging economic regions with 28% in Asia, 27% in Russia and Eastern Europe and 31% in the Middle East and North Africa. These proportions indicate the strong results of our strategic
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SUMMARY OF ORDER BACKLOG AT SEPTEMBER 30,2007

PROJECT	PROJECT LOCATION	SUBJECT
Zaveh Torbat	Middle East	Cement production line 3,500 t/d
J.P. Himachal Grinding	Asia	Cement grinding plant with roller press
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Longgu	Asia	3 Romjigs and 10 pneuflots
Duro Felguera	N/S America	8 x Jones DP
Beeshoek ñ BKM	Africa	4 Batac + 4 bucket conveyor
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Hofuf	Asia	Supply of roller press / VSK + SKS separator
Ekon / Askale	Europe	Kiln line 3,500 t/d clinker production
¨Unye	Europe	Supply of roller press / VSK + SKS separator
Ciment Campulung	Europe	Kiln line with mill clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Grasim New Plant /Kotpuli	Asia	Preheater, kiln and pyrofloor
Kotpuli	Asia	Cement production line 8,000 t/d
Panipat Grasim	Asia	Grinding line with roller press
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater, rotary kiln
Khoy Cement	Middle East	Clinker production line
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Ultratech Tadapatri	Asia	8,000 t/d cement plant, pyro section, cement grinding
Maras	Europe	Kiln line 3800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Mordow 3	Russia	Engineering and parts
Novotroizk	Russia	Engineering
Orissa Cement	Asia	4,000 t/d kiln line
Lafarge Askaka	Africa	Coal mill
Hanson Permanente	N/S America	2 Mill shells
Lafarge Mejia	Asia	Grinding plant
Asec	Middle East	Ball mill with slide shoe bearing
Carbossulcis	Europe	Pneuflot
Aditya Cement Line 2	Asia	Pyro line 8,000 t/d
Maas Jordan	Middle East	Tyre section, clinker cooler plant
Souk El Khamis	Middle East	Clinker cooler upgrade
South Valley	N/S America	Spares kiln line 5,000 t/d
LCC Benghazi 3	Middle East	Rehabilitation of kiln section
Sichuan Yadong ll	Asia	Kiln line 4,200 t/d
Hubei Yadong	Asia	Kiln line 4,200 t/d
Orient Cement Devapur l & lll	Asia	Roller press 13 + roller press 16
Aligarh	Asia	Grinding line, Roller press and VSK separator
Raysut lV	Middle East	2 Roller press 7, separator, pyrofloor, water treatment
Deccan Cement	Asia	Pyro process and grinding
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SUMMARY OF ORDER BACKLOG AT SEPTEMBER 30,2007

PROJECT	PROJECT LOCATION	SUBJECT
Ultratech (Awarpur)	Asia	Coal washery with batac jig & cyclones
Ultratech (Hirmi)	Asia	Coal washery with cyclones
Continental	N/S America	Roller press
Broceni Kiln 5	Europe	Engineering, preheater
Lukavac	Europe	Clinker production line 2,000 t/d
Denizli	Europe	Mill upgrade with roller press
Eagle Mountain	N/S America	New line expansion
Cemex Yaqui	N/S America	Kiln line 3,500 t/d
Jaypee Group	Asia	Pyro process and grinding
Chettinad Cement-Orient	Asia	Grinding line with roller press and upgrade cooler
Cemex Bayano	N/S America	Kiln line 3,500 t/d preheater tertiary airduct system
Bhusan Power & Steel	Asia	Coal washery plant
S.V. Power Coal Washery	Asia	Coal washery plant
Adanac	N/S America	2 Roller press
Ashaka Lignite	Asia	Grinding line
ACC Al Katrana	Middle East	Cement production line 5,000 t/d
Hasanoglan	Middle East	Clinker production line 2,500 t/d
Himachal ll	Asia	Kiln line 6,000 t/d
Sengilej	Russia	Cement production line 3,000 t/d
Jaypee Cement	Asia	Grinding line
Shree Cement	Asia	Grinding line
Jindal Stainless Ltd	Asia	Coal washery plant
RP Vasilkovka	Europe	2 Roller press
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initiatives for capitalizing on market trends and enhancing shareholder value. Furthermore, for four of the projects in the backlog, where the customers will be placing their orders for KHD equipment upon successful conclusion of their permitting efforts, only the engineering portion of the project has been included. In these cases the engineering order is generally less than 6% of the total order value. Within the past ten days KHD signed contracts with customers in Egypt and India with a total value in excess of $175 million. These orders entail supply of KHD proprietary pyro-processing equipment and a major grinding complex. Formal, more detailed announcements of these projects will be forthcoming in accordance with our disclosure policy.
     At the end of the first nine months of 2007, we had $285 million in cash and short-term securities, $559 million in current assets, and shareholders’ equity of $294 million. The current working capital ratio was 1.605. The long-term debt to equity ratio was 0.039.
     The following summarizes growth in our industrial plant engineering and equipment supply business by segments for the quarter and nine-month periods ended September 30, 2007, compared to the corresponding periods ended September 30, 2006.
CEMENT
The cement unit’s third-quarter revenues were $137 million, an increase of 47% over 2006. The cement unit’s revenues for the first nine months of the year were $399 million, an increase of 77% over 2006.
CEMENT ORDER INTAKE
Cement order intake for the third quarter of 2007 was $204 million, an increase of 117% over 2006. A total of 70% of orders originated from the emerging markets of Asia, Russia and Eastern Europe.
     Cement order intake for the first nine months of 2007 was $468 million, slightly less than in 2006. In 2006 over 50% of the order intake was recorded in the second quarter, and this skewed the year-to-year comparison. Over 60% of orders originated from the emerging markets of Asia, Russia and Eastern Europe.
CEMENT BACKLOG
The cement order backlog was $663 million at September 30, 2007, an increase of 6% over the same period in 2006. The backlog of cement projects in Russia and Eastern Europe at the close of the third quarter of 2007 more than doubled from the corresponding period in 2006.
COAL AND MINERALS
Coal and minerals business revenues were $17 million in the third quarter of 2007, an increase of 10% over the third quarter of 2006. Coal and minerals business revenues were $44 million for the first nine months of 2007, a decrease of 10% from the first nine months of 2006.
COAL AND MINERALS ORDER INTAKE
Long-term order intake and backlog trends continue to show the strength of this market. KHD’s third-quarter 2007 order intake for the Coal and Minerals Business Unit was $37 million, an increase of 168% over the corresponding period in 2006.
     For the year to date, order intake for the Coal and Minerals Business Unit was $101 million, an increase of 142% over the corresponding period in 2006.
COAL AND MINERALS BACKLOG
With the strong order intake in 2007, KHD’s backlog for the Coal and Minerals Business Unit at the close of the third quarter of 2007 was $100 million, an increase of 88% over the corresponding period in 2006. The size and diversity of the projects in our backlog and on the horizon are very encouraging for the future of this business unit.
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PROGRESS ON THE 2007 PLAN
Sustaining the Growth Trend
One of the main points raised in our investor meetings last month was where our business is coming from and how long do we anticipate it to continue at these record levels. Before addressing the sustainability aspect, it is prudent to review where our business has been originating and where our backlog indicates it will be coming from in the near future.
     Revenues and earnings from continuing operations for the nine months ended September 30, 2007 increased by 75% and 102%, respectively, over the same period of 2006. For the quarter ended September 30, 2007, our revenues and earnings from continuing operations were up 54% and 63%, respectively, over the same period of 2006. Our backlog remains at record levels. These are strong indicators of sustainable growth. Of equal importance is the location and size of the projects, as this indicates the results of our strategic initiatives for capitalizing on market trends and enhancing shareholder value. As noted in our reporting of prior quarter 2007 results, this year we have begun reporting order intake and backlog by geographic location of the project as a means of indicating our strengths and weaknesses by trends in the world’s emerging markets.
     At the close of this year’s third quarter, our backlog of $762 million was distributed among the world’s economic regions as follows:
As you can see, 86% of our existing workload is in the emerging growth markets of Asia, Russia and Eastern Europe and the Middle East.
Through the third quarter of 2007, our order intake of $569 million originated in the following regions:
The emerging growth markets of Asia, Russia and Eastern Europe and the Middle East are the source of over 80% of our new orders. Many of the investor meetings’ questions focused on this very issue. The question to the company is: how sustainable is this business?
     A comprehensive answer to the sustainability question requires an understanding of what drives the cement market, who the customers are and why they buy KHD.
There are three main market drivers:
Consumption — worldwide cement consumption is forecast to grow by 3% per annum from 2.3 billion tonnes per year in 2005 to 3.6 billion tonnes per year in 2020. The key areas for growth are in Asia, Russia and Eastern Europe.
Replacement of technology — energy-inefficient older plants produce cement at costs far exceeding those of competitors with modern plants. Similarly, older-technology plants have very high emissions, which are not compliant with current regulations. A significant portion of existing production capacity in the Asian and Russian regions is reliant on these older technologies, which must be replaced for competitive and regulatory reasons.
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Substitution of imports — North America has historically imported about 20% of its cement demand. In recent years this had increased to almost 30%. Due to the high price of imports, North American producers have elected to add capacity. Russia, China, India and our Middle Eastern customers have made the strategic decision to add capacity to the extent that they can become net exporters.
     Comparing these market drivers to KHD’s order intake and backlog trends for 2007 shows:
Russia and Eastern Europe — 23% of the 2007 order intake and 27% of the 2007 backlog - driven by regional economic growth, infrastructure demand and replacement of technology. Local cement prices have increased by 25%-30% in 2006 and an additional 48% through the first half of 2007.
Asia — 28% of the 2007 order intake and 28% of the 2007 backlog - driven by regional economic growth, infrastructure demand and replacement of technology.
The Middle East - 36% of the 2007 order intake and 31% of the 2007 backlog - driven by infrastructure projects and export opportunities.
     The market drivers and the market size are indicators of the sustainability of the current trend. Another key marker is the customer. The leading cement producers of the world ranked by capacity are tabulated below:
     As you can see, these eight producers account for one-third of the world’s production capacity and are solid KHD customers. It is also noteworthy that most of these customers are publicly traded companies with analyst coverage, and consequently they may be researched to determine what independent analysts project regarding the sustainability of their business cycle. At KHD, we consider this public information in conjunction with what we are hearing from our customers and seeing in their pipelines to form our assessment of the sustainability of the market. Our view, given the large number of Requests for Quotation (RFQs) we have been receiving, is that market conditions continue to improve and will continue on this trend for the medium term.
     As discussed in our previous letters to shareholders, KHD has taken several steps to position the firm for exploiting expanding market conditions in growth regions. In China we have entered into a strategic alliance with CITIC HMC to participate in the huge domestic Chinese market and secure access to our partner’s low-cost product supply and manufacturing platforms for international work. Since formalizing this relationship earlier this year, we have placed significant equipment manufacturing orders with CITIC, are working on several bids, and have successfully joint-ventured on international projects in India.
     In India, we have begun exporting cement industry services to international markets, primarily in the Middle
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East and Africa, established a global engineering centre, and opened a new fabrication and assembly facility. In October we established a company in the UAE to provide these services for our international Indian customers.
     In Russia, during the past year we established an operating company, acquired a design institute that provides us with the required design licenses, and successfully recruited a General Director. In the third quarter we placed our first orders for manufacturing and assembly. We are currently bidding on 10 significant Russian projects with a combined capacity of 12 million tonnes.
     There are many other, less visible markers of sustained growth. In particular, our activities in Russia, Eastern Europe and the Commonwealth of Independent States (CIS) are most encouraging. The level of inquiries for KHD proprietary equipment is strong, particularly due to our advancements in energy and environmentally efficient designs. It is particularly encouraging to find our emerging-market customers being driven by “green” aspects of our technology and products. Our Research and Development activities have enabled KHD to become an industry leader in pyro-processes that can accommodate a broad range of alternative fuels, thereby decreasing energy costs and environmental emissions. The activity level of our Russian operating companies, including our design institute, continues to expand with the placement of several significant manufacturing orders with Russian fabricators.
     The cement customer trend of requiring KHD to include more third-party components in our scope of supply continues. To better position KHD for the future, we are enhancing our capacities to manage this increased scope by actively recruiting professionals with the broad project management skills required to manage the anticipated increase in subcontractors and outside component manufacturers effectively. Our approach is to develop this as a new business area for KHD, recognizing the need for added skills associated with this expanded scope. The opportunity for revenue enhancement is significant, although those revenues will not bring higher margins as a percent of revenue. Nevertheless, not having this capability would limit our opportunities. KHD must position itself to address the demands of the market while minimizing changes to our risk profile.
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NEW OPPORTUNITIES — OUR FUTURE
Previous shareholder letters have discussed our focus on “technology partnerships,” through which we believe we will be able to accomplish our diversification objectives while avoiding the high costs of acquisitions, and that this strategy has begun to yield real results. We are excited about the progress we’ve made identifying potential partners, formalizing the relationship and quickly realizing mutual benefits. It would be helpful for shareholders’ understanding of this effort to provide some details on a couple of our partnerships, which we have implemented through the legal form of license agreements.
     Our letters have mentioned a partnership with a wet filtration company that has resulted in a number of successful joint efforts in wastewater treatment, a market where our offerings in the alumina industry had been limited to cyclones. In early 2007 we entered into a license agreement with Gaudfrin of France that allows KHD to offer large-diameter disc filters to our customers in the wastewater field. In 2007 we have already sold four units in India. We are currently negotiating with Gaudfrin for technical collaboration to offer their complete line of products, and to expand the license territories. KHD India has opened an operation in Mumbai to spearhead this effort.
     Late in the third quarter, KHD signed a license agreement with Westech Engineering of the United States. Under this agreement KHD will be able to offer a comprehensive range of liquid/solid separation equipment and systems for mineral, chemical and environmental applications. KHD has exclusive licensing rights for the Westech line in India and Europe and non-exclusive rights in Russia, the Commonwealth of Independent States (CIS) and the Middle East. Through this arrangement KHD will be able to offer more complete process solutions to customers in our traditional minerals market as well as to customers in new chemical and environmental markets. KHD staff members from India and Cologne are currently undergoing a training program at the Westech headquarters in Salt Lake City. Our Indian effort will be based in Chennai, India; the European effort will be based in Cologne, Germany and efforts in the Russian market will initially receive support from the staff in Cologne.
     Our transition from a merchant bank to an industrial plant engineering and equipment supply company is nearly complete. We have limited interest from several analysts and our goal is for KHD to be viewed as a pure play industrial plant engineering and equipment supply company. We will continue to work to achieve recognition of this change from the investment community.
     Your comments, ideas and criticisms are very much appreciated, especially in our ongoing effort to improve our overall transparency.
Respectfully submitted,
Jim Busche
President and Chief Executive Officer
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Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(November 14, 2007)

The following discussion and analysis of our financial condition and results of operations for the three and nine-month periods ended September 30, 2007 and the two years ended December 31, 2006 and 2005 (as contained in our annual report on Form 20-F) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our audited consolidated financial statements to US GAAP, see Note 22 to our audited consolidated financial statements in our annual report on Form 20-F.

Effective January 1, 2007, we changed our reporting currency from Canadian dollars to United States dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period). All resulting exchange differences, which do not affect our earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.

We believe that presenting the financial statements in United States dollars delivers more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

We are a foreign private issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2006 and 2005 has been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 3, 2007.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of September 30, 2007. These assumptions, which include, management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in the Asia, Europe, the United States and internationally, (2) a decreased demand for our products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the quarter ended September 30, 2007, we primarily operated one business segment which consisted of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary of our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. In November 2006, we disposed of our interest in MFC Merchant Bank to Mass Financial. In August 2007, we transferred certain real estate interests and other assets indirectly held by our company to SWA Reit and Investments Ltd. and set September 25, 2007 as the record date for the pro-rata distribution to our shareholders of Austrian depositary certificates representing the common shares of SWA Reit.

Consequently, we currently operate as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine.

Description of Our Industrial Plant Engineering and Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. Headquartered in Hong Kong SAR, China, we have in excess of 1,000 employees worldwide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Reclassification as a Result of Discontinued Operations

For reporting purposes, the results of operations of Mass Financial, MFC Merchant Bank and SWA Reit have been presented as discontinued operations. Accordingly, prior period consolidated financial statements, including business segment information as disclosed in Note 19 to our audited consolidated financial statements for the year ended December 31, 2006, have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Results of Operations

Summary of Nine-Month Results

The following table provides selected financial information for nine-month periods ended September 30, 2007 and 2006.

	September 30,	September 30,
	2007	2006(1)
(Unaudited)	(United States dollars in thousands, except per share amounts)

Revenues	$418,825	$239,581
Gross profit	60,857	37,994
Income from continuing operations	38,639	19,083
Income from continuing operations, per share
Basic	1.29	0.63
Diluted	1.27	0.63
Net income(2)	31,044	20,270
Net income per share(2)
Basic	1.04	0.67
Diluted	1.02	0.67

(1)	The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

(2)	Including both continuing and discontinued operations.

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	September 30,	June 30,	March 31,	December 31,
	2007	2007(1)	2007(1)	2006(1)
(Unaudited)	(United States dollars in thousands, except per share amounts)

Revenues	$148,833	$160,407	$109,585	$164,743
Gross profit	16,547	21,505	22,805	27,835
Income from continuing operations	16,057	11,780	10,803	15,618
Income from continuing operations, per share
Basic	0.53	0.40	0.37	0.52
Diluted	0.52	0.39	0.36	0.51
Net income(2)	8,112	11,764	11,168	11,009
Net income per share(2)
Basic	0.27	0.40	0.38	0.37
Diluted	0.26	0.39	0.37	0.36

	September 30,	June 30,	March 31,	December 31,
	2006(1)	2006(1)	2006(1)	2005(1)
(Unaudited)	(United States dollars in thousands, except per share amounts)

Revenues	$96,770	$80,868	$61,943	$104,991
Gross profit	15,444	12,944	9,606	15,852
Income from continuing operations	9,872	7,596	1,615	11,216
Income from continuing operations, per share
Basic	0.32	0.25	0.06	0.41
Diluted	0.32	0.25	0.06	0.41
Net income(2)	10,223	7,222	2,825	4,962
Net income per share(2)
Basic	0.33	0.24	0.10	0.18
Diluted	0.33	0.24	0.10	0.18

(1)	The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

(2)	Including both continuing and discontinued operations.

Nine-Month Period Ended September 30, 2007 Compared to Nine-Month Period Ended September 30, 2006

The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Based upon the period average exchange rates for the nine-month period ended September 30, 2007, the United States dollar decreased by approximately 7.5% in value against the Euro, compared to the same period in 2006. The depreciation of the U.S. dollar had an impact on our revenues and expenses. As at September 30, 2007, the United States dollar decreased by approximately 7.2% against the Euro since December 31, 2006.

In the nine-month period ended September 30, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 74.8% to $418.8 million from $239.6 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including Asia, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising energy costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Asia, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at September 30, 2007 was $762.1 million.

In the nine-month period ended September 30, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $358.0 million from $201.6 million in 2006. The increases in expenses reflect the increase in our revenues. Our gross profit margin was 14.5% and 15.9% for the nine-month periods ended September 30, 2007 and 2006, respectively, which decrease was associated with the timing and mix of active and completed contracts, i.e. greenfields, upgrades, modifications and after sales.

We also earned income of $13.0 million from our indirect interest in an iron ore mine in the nine-month period ended September 30, 2007, as compared to $3.2 million for the same period in 2006. The income increased primarily due to a higher iron price and a higher shipment in tonnage.

General and administrative expenses, excluding stock based compensation, increased to $31.3 million for the nine-month period ended September 30, 2007 from $19.6 million for the same period in 2006, an increase of 59.8%. The increase is primarily linked to an increase in our business activities. In the nine-month period ended September 30, 2007, stock based compensation expense increased to $3.3 million from $1.2 million for the same period in 2006, primarily as a result of the stock options that were granted in 2006 and 2007.

In the nine-month period ended September 30, 2007, net interest income increased to $6.0 million (interest income of $8.1 million less interest expense of $2.1 million) as compared to $1.6 million (interest income of $3.2 million less interest expense of $1.6 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial.

Other income was $1.2 million for the nine-month period ended September 30, 2007 compared to $3.5 million for the same period in 2006. Other income for the nine-month period ended September 30, 2007 included a net gain of $0.2 million on short-term securities, compared to $0.4 million for the same period in 2006. Other income also included currency transaction losses of $1.0 million and $3,000 for the nine-month periods ended September 30, 2007 and 2006, respectively.

Minority interests decreased for the nine-month period ended September 30, 2007 to $1.9 million from $4.5 million for the same period in 2006.

In the nine-month period ended September 30, 2007, our income from continuing operations was $38.6 million, or $1.29 per share on a basic basis and $1.27 per share on a diluted basis and our loss from discontinued operations was $7.6 million, or $0.25 per share on a basic and diluted basis. In the nine-month period ended

September 30, 2006, our income from continuing operations was $19.1 million, or $0.63 per share on a basic and diluted basis and from discontinued operations was $1.2 million, or $0.04 per share on a basic and diluted basis. For discontinued operations, there was one-month’s results of operations of Mass Financial in the nine-month period ended September 30, 2006. The discontinued operations in 2007 included SWA Reit only and the loss therefrom included the reduction of future tax assets of $6.2 million and a currency translation loss of $2.5 million.

Three-Month Period Ended September 30, 2007 Compared to Three-Month Period Ended September 30, 2006

The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Based upon the period average exchange rates for the three-month period ended September 30, 2007, the United States dollar decreased by approximately 7.4% in value against the Euro, compared to the same period in 2006. The depreciation of the U.S. dollar had an impact on our revenues and expenses. As at September 30, 2007, the United States dollar decreased by approximately 7.2% against the Euro since December 31, 2006.

In the three-month period ended September 30, 2007, total revenues from our industrial plant engineering and equipment supply business increased by 53.8% to $148.8 million from $96.8 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including Asia, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising energy costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $643.9 million over $414.7 million in the full year of 2005. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Asia, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased over 2005 to $603.1 million from $318.5 million. Backlog at September 30, 2007 was $762.1 million.

In the three-month period ended September 30, 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $132.3 million from $81.3 million in 2006. The increases in expenses reflect the increase in our revenues. Our gross profit margin decreased to 11.1% in the three-month period ended September 30, 2007 from 16.0% for the same period in 2006.

We also earned income of $5.8 million from our indirect interest in an iron ore mine in the three-month period ended September 30, 2007, as compared to $1.1 million for the same period in 2006. The income increased primarily due to a higher iron price and a higher shipment in tonnage.

General and administrative expenses, excluding stock based compensation, increased to $11.0 million for the three-month period ended September 30, 2007 from $5.6 million for the same period in 2006, an increase of 97.2%. The increase is primarily linked to an increase in our business activities. In the three-month period ended September 30, 2007, stock based compensation expense increased to $843,000 from $788,000 for the same period in 2006, primarily as a result of the stock options that were granted in 2006 and 2007.

In the three-month period ended September 30, 2007, net interest income increased to $2.2 million (interest income of $2.7 million less interest expense of $0.5 million) as compared to $0.9 million (interest income of $1.3 million less interest expense of $0.4 million) for the same period in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial.

Other income (expense) was an expense of $0.6 million for the three-month period ended September 30, 2007 compared to an income of $1.0 million for the same period in 2006. Other income (expense) for the three-month period ended September 30, 2007 included a net loss of $1.6 million on short-term securities, compared to a net gain of $0.7 million for the same period in 2006. Other income (expense) also included currency transaction gains of $0.6 million and $31,000 for the three-month periods ended September 30, 2007 and 2006, respectively.

Minority interests decreased for the three-month period ended September 30, 2007 to $0.2 million from $2.1 million for the same period in 2006.

In the three-month period ended September 30, 2007, our income from continuing operations was $16.1 million, or $0.53 per share on a basic basis and $0.52 per share on a diluted basis and our loss from discontinued operations was $7.9 million, or $0.26 per share on a basic and diluted basis. In the three-month period ended September 30, 2006, our income from continuing operations was $9.9 million, or $0.32 per share on a basic and diluted basis and from discontinued operations was $0.4 million, or $0.01 per share on a basic and diluted basis. The discontinued operations in 2007 included SWA Reit only and the loss therefrom included the reduction of future tax assets of $6.2 million and a currency translation loss of $2.5 million.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s financial services segment in 2006 and real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

	September 30,	December 31,
	2007	2006
	(Unaudited)

Cash and cash equivalents	$270,883	$204,530
Securities	14,335	4,111
Total assets	717,703	641,920
Long-term debt, less current portion	11,557	10,725
Shareholders’ equity	293,856	273,288

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.

As at September 30, 2007, our total assets increased to $717.7 million from $641.9 million as at December 31, 2006, primarily as a result of strong business performance and a stronger Canadian dollar against the U.S. dollar. At September 30, 2007, our cash and cash equivalents were $270.9 million, compared to $204.5 million at December 31, 2006. As at September 30, 2007, we had short-term securities of $14.3 million, compared to $4.1 million as at December 31, 2006, primarily as a result of available surplus cash for investments. As at September 30, 2007, our cash and cash equivalents included highly liquid money market funds aggregating $12.1 million. As at September 30, 2007, our long-term debt, less current portion, was $11.6 million, compared to $10.7 million as at December 31, 2006.

We have credit facilities of up to $333.7 million with banks which issue bonds. The credit facilities relate to our industrial plant engineering and equipment supply business contracts. As of September 30, 2007, $149.3 million (December 31, 2006: $114.7 million) of the available credit facilities had been committed and there are no bonding claims outstanding against the credit facilities. As at September 30, 2007, cash of $20.8 million had been collateralized against these credit facilities. We are required to meet certain covenants as stipulated in the credit facilities.

As at December 31, 2006, we had debt maturities of $4.6 million in 2007 and $1.2 million in 2008. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Operating Activities

In 2006, operating activities provided cash of $48.9 million, compared to $54.7 million in 2005. In general, the decrease in the cash flows from operating activities in 2006 from 2005 was primarily associated with an increase in our business activities during 2006 resulting in an increase in our working capital assets, which was partially offset by an increase in our working capital liabilities. A decrease in restricted cash provided cash of $7.4 million in 2006, compared to $11.6 million cash used in 2005. An increase in receivables used cash of $32.3 million in 2006, compared to $11.1 million in 2005. An increase in inventories used cash of $44.7 million in 2006, compared to

$31.9 million in 2005. An increase in accounts payable and accrued expenses provided cash of $88.9 million in 2006, compared to $59.7 million in 2005. An increase in contract deposits, prepaid and other used cash of $11.1 million, compared to $4.4 million cash provided in 2005. There was no cash change in real estate held for sale in 2006, compared to a decrease providing cash of $1.9 million in 2005. The increases in cash used in receivables, inventories, contract deposits, prepaid and other, and accounts payable and accrued expenses reflected the increase in business volume of our industrial plant engineering and equipment supply.

During the nine-month period ended September 30, 2007, operating activities provided cash of $53.6 million, compared to $30.7 million in the comparative period in 2006. The net income and the increase in accounts payable and accrued expenses were the prime contributors to the cash provided by the operating activities in the current period.

We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.

Investing Activities

In 2005, a net decrease in loans provided cash of $5.4 million, and there was no activity in 2006. In 2006, we received cash of $27.2 million from the disposition of MFC Merchant Bank. In 2006, purchases of subsidiaries, net of cash acquired, used cash of $7.9 million compared to $3.4 million in 2005. We incurred capital expenditures of $2.5 million in 2006, compared to $2.1 million in 2005. Investing activities provided cash of $15.8 million in 2006, compared to $0.1 million used in 2005.

During the nine-month period ended September 30, 2007, investing activities used cash of $2.8 million, compared to $3.1 million in the comparative period in 2006. We did not have significant investing activities in either period.

Financing Activities

Net debt borrowing provided cash of $10.8 million in 2006, compared to net debt repayment of $6.5 million in 2005. Net cash provided by financing activities was $11.0 million in 2006, compared to $6.9 million used in 2005.

During the nine-month period ended September 30, 2007, financing activities used cash of $4.7 million, compared to providing cash of $10.9 million in the comparative period in 2006. We received $5.4 million as a result of the exercise of stock options in the current period. We also used $5.4 million in connection with the distribution of SWA Reit.

We had no material commitments to acquire assets or operating businesses at December 31, 2006 or September 30, 2007, except as described under the heading “Proposed Transactions”. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

Our discontinued operations used cash of $83.3 million in 2006, compared to $18.7 million in 2005, primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Merchant Bank in 2006. We will start to receive a cash dividend on the preferred shares of Mass Financial, commencing in December 2007.

During the nine-month period ended September 30, 2007, our discontinued operations used cash of $0.6 million, compared to $26.4 million in the comparative period in 2006. The discontinued operations in 2007 included SWA Reit only.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded in the accumulated other comprehensive income under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and United States dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros during that period.

Based upon the yearly average exchange rates in 2006, the United States dollar decreased by approximately 0.8% in value against the Euro, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the United States dollar decreased by approximately 10.3% against the Euro since December 31, 2005.

Based upon the period average exchange rates for the nine-month period ended September 30, 2007, the United States dollar decreased by approximately 7.5% in value against the Euro, compared to the same period in 2006. As at September 30, 2007, the United States dollar decreased by approximately 7.2% against the Euro and 14.5% against the Canadian dollar since December 31, 2006.

In the nine months ended September 30, 2007, we reported approximately a net $39.6 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment gain at September 30, 2007 was $89.8 million, compared to $50.2 million at December 31, 2006. The currency translation adjustment gain or loss did not have impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to manage our foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $51.8 million as of September 30, 2007 and the unrealized gains of $0.3 million on the foreign currency derivates were included in our other income during the nine months ended September 30, 2007. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. We rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement in the period in which the loss is identified.

Provisions for Inventories

Our inventories consist of construction raw materials, work-in-progress and finished goods which are held for sale in our normal operating cycle. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on an individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits

Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions.

The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Notes 1 and 22, respectively, to the audited consolidated financial statements for the year ended December 31, 2006 included in our annual report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2006 and 2005 which had a significant impact upon our financial statements, other than the adoption of Financial Accounting Standard Board’s Statement 123(R) for US GAAP purposes during the year ended December 31, 2006.

Effective January 1, 2007, we adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income. The adoption of these new accounting standards did not have any material impact on our financial position as of January 1, 2007.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. The guarantees outstanding as of December 31, 2006 are set out below.

As at September 30, 2007, we had credit facilities of up to $333.7 million with banks which issue bonds. The credit facilities relate to our industrial and engineering contracts. As of September 30, 2007, $149.3 million of the available credit facilities amount has been committed and there are no bonding claims outstanding against the credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2006(4)	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$4,596	$3,047	$10,724	$—	$18,367
Operating lease obligations	3,294	2,689	2,647	5	8,635
Purchase obligations(2)	184,434	—	—	—	184,434
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	1,559	624	—	—	2,183

Total	$193,883	$6,360	$13,371	$5	$213,619

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts

(3)	Not including pension obligations

(4)	Including both continuing and discontinued operations

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2006) during the nine-month period ended September 30, 2007 that are outside the ordinary course of our business. The long-term debt obligations as of December 31, 2006 in the above table included $3.0 million relating to real estate interests which were spun off to our shareholders in September 2007.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2007 and September 30, 2007, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. These related party transactions are conducted in the normal course of operations and are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

During the nine months ended September 30, 2007, we paid interest expense of $0.6 million to affiliates. In addition, we earned net interest income of $2.7 million on our investment in the preferred shares of Mass Financial Corp. We paid expenses of $2.4 million to affiliates. We also paid royalty expenses of $0.7 million to an affiliate.

We recognized an equity loss of $85,000 from an equity method investee. We wrote off a receivable of $0.2 million due from an affiliate.

We acquired an available-for-sale security of $42,000 from and sold an available-for-sale security of $63,000 and a trading security of $8.9 million to an affiliate at their respective fair values. No gain or loss was recognized on such sales.

We acquired a minority interest position in a subsidiary from a limited partnership (which is a related party) for $1.6 million. The purchase had not been paid as of September 30, 2007. We also settled two receivables due from affiliates by receiving 371,921 of our common shares with an aggregate value of $11.2 million.

In addition, during the current period, we settled with Mass Financial with respect to the sale of MFC Merchant Bank which occurred in November 2006. Pursuant to the terms of the sale agreement, the price of 1,580,000 shares of our company (which had been received by us as partial consideration in 2006) was adjusted to its fair value on April 30, 2007 and, accordingly, an adjustment of $10.1 million was debited to our treasury stock account and credited to our receivable account. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.5 million.

As at September 30, 2007, we had $4.6 million due from affiliates and $3.5 million due to affiliates. In addition, we had a long-term investment of $8.0 million in affiliates.

Subsequent to September 30, 2007, we sold 9.9% of the common shares of MFC Merchant Bank to an affiliate at its carrying value in exchange for our common shares. No gain or loss was recognized on such sale.

Outstanding Share Data

Our shares are listed on the New York Stock Exchange under the symbol “KHD”. Effective September 10, 2007, we effected a forward stock-split of our issued and outstanding common shares on the basis of two (2) common shares for every existing one (1) common share. As at September 30, 2007, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	30,181,391(1)

(1)	Based on our audited consolidated financial statements. This number did not include 5,393,675 common shares owned by four wholly-owed subsidiaries.

As at September 30, 2007, our company had the following options outstanding:

		Exercise/Conversion
Type	Amount/Number	Price	Expiry Date

Options	709,836	$13.06	May 17, 2016
Options	31,112	$15.90	December 14, 2016
Options	500,000	$21.09	April 11, 2017
Options	316,666	$26.85	May 17, 2017
Options	66,664	$29.25	June 28, 2017

Disclosure Controls And Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at September 30, 2007. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred since the beginning of our first quarter to the date of this document that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Business

A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.

The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidential or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2007.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at September 30, 2007 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the nine-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2007 and December 31, 2006
(United States Dollars in Thousands)

	2007	2006
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$270,883	$204,530
Securities	14,335	4,111
Restricted cash	20,813	16,180
Accounts receivable, trade	87,927	66,607
Other receivables	18,716	33,901
Inventories	106,261	85,799
Contract deposits, prepaid and other	39,073	24,069
Future income tax assets	754	763
Current assets of discontinued operations	—	4,301

Total current assets	558,762	440,261
Non-current Assets
Securities	8,042	67
Receivables	—	8,878
Property, plant and equipment	2,385	2,936
Resource property	32,937	29,037
Equity method investments	426	500
Future income tax assets	23,947	27,724
Investment in preferred shares of a former subsidiary	91,204	77,976
Non-current assets of discontinued operations	—	54,541

Total non-current assets	158,941	201,659

	$717,703	$641,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$320,203	$242,152
Long-term debt, current portion	—	4,596
Pension liabilities, current portion	1,793	1,664
Provision for warranty costs, current portion	26,211	21,868
Current liabilities of discontinued operations	—	964

Total current liabilities	348,207	271,244
Long-term Liabilities
Long-term debt, less current portion	11,557	10,725
Pension liabilities, less current portion	30,759	28,559
Provision for warranty costs, less current portion	10,068	7,247
Deferred credit, future income tax assets	14,546	15,539
Future income tax liability	1,406	9,180
Other long-term liabilities	3,319	625
Long-term liabilities of discontinued operations	—	3,047

Total long-term liabilities	71,655	74,922

Total liabilities	419,862	346,166
Minority Interests	3,985	22,466
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	134,102	108,595
Treasury stock	(85,629)	(64,383)
Contributed surplus	4,072	2,131
Retained earnings	151,535	176,742
Accumulated other comprehensive income	89,776	50,203

Total shareholders’ equity	293,856	273,288

	$717,703	$641,920

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
For Nine Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006

Revenues	$418,825	$239,581
Cost of revenues	357,968	201,587

Gross profit	60,857	37,994
Other operating income — resource property	12,987	3,244
General and administrative expense	31,258	19,566
Stock-based compensation — general and administrative	3,298	1,187

Operating income	39,288	20,485

Interest income	8,058	3,168
Interest expense	(2,071)	(1,602)
Other income (expense), net	1,189	3,534

Income before income taxes and minority interests from continuing operations	46,464	25,585
Provision for income taxes:
Income taxes	(2,967)	(1,979)
Resource property revenue taxes	(2,986)	—

	(5,953)	(1,979)

Income before minority interests from continuing operations	40,511	23,606
Minority interests	(1,872)	(4,523)

Income from continuing operations	38,639	19,083
Income from discontinued operations, net of tax	(7,595)	1,187

Net income	$31,044	$20,270

Retained earnings, beginning of the period	$176,742	$169,288
Net income	31,044	20,270
Distribution of SWA Reit and Investments Ltd.	(56,251)	—
Distribution of Mass Financial Corp.	—	(22,662)

Retained earnings, end of the period	151,535	166,896
Accumulated other comprehensive income, end of the period	89,776	56,307

Total of retained earnings and accumulated other comprehensive income	$241,311	$223,203

Basic earnings (loss) per share
— from continuing operations	$1.29	$0.63
— from discontinued operations	(0.25)	0.04

	$1.04	$0.67

Diluted earnings (loss) per share
— from continuing operations	$1.27	$0.63
— from discontinued operations	(0.25)	0.04

	$1.02	$0.67

Weighted average number of common shares outstanding
— basic	29,834,461	30,102,468
— diluted	30,511,709	30,389,736

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
For Three Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2007	2006

Revenues	$148,833	$96,770
Cost of revenues	132,286	81,326

Gross profit	16,547	15,444

Other operating income — resource property	5,811	1,092

General and administrative expense	11,006	5,581
Stock-based compensation — general and administrative	843	788

Operating income	10,509	10,167

Interest income	2,728	1,281
Interest expense	(512)	(384)
Other income (expense), net	(602)	993

Income before income taxes and minority interests from continuing operations	12,123	12,057
Recovery of (provision for) income taxes:
Income taxes	5,446	(60)
Resource property revenue taxes	(1,338)	—

	4,108	(60)

Income before minority interests from continuing operations	16,231	11,997
Minority interests	(174)	(2,125)

Income from continuing operations	16,057	9,872
Income from discontinued operations, net of tax	(7,945)	351

Net income	$8,112	$10,223

Retained earnings, beginning of the period	$199,674	$156,673
Net income	8,112	10,223
Distribution of SWA Reit and Investments Ltd.	(56,251)	—

Retained earnings, end of the period	151,535	166,896
Accumulated other comprehensive income, end of the period	89,776	56,307

Total of retained earnings and accumulated other comprehensive income	$241,311	$223,203

Basic earnings (loss) per share
— from continuing operations	$0.53	$0.32
— from discontinued operations	(0.26)	0.01

	$0.27	$0.33

Diluted earnings (loss) per share
— from continuing operations	$0.52	$0.32
— from discontinued operations	(0.26)	0.01

	$0.26	$0.33

Weighted average number of common shares outstanding
— basic	30,294,782	30,527,826
— diluted	31,013,973	30,840,414

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Nine Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Net income for the period	$31,044	$20,270
Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	39,573	12,363

Other comprehensive income	39,573	12,363

Comprehensive income	$70,617	$32,633

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Three Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Net income for the period	$8,112	$10,223
Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	20,764	(1,347)

Other comprehensive income (loss)	20,764	(1,347)

Comprehensive income	$28,876	$8,876

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Nine Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Cash flows from operating activities
Income from continuing operations	$38,639	$19,083
Adjustments for:
Amortization and depreciation	2,554	1,391
Minority interests	1,872	4,523
Gain on short-term securities	(154)	(397)
Stock-based compensation	3,298	1,187
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(8,809)	(6,465)
Restricted cash	(3,194)	1,974
Receivables	(15,067)	1,356
Inventories	(13,029)	(13,911)
Accounts payable and accrued expenses	57,366	29,130
Provision for warranty costs	4,639	7,348
Future income taxes	(4,554)	(2,531)
Contract deposits, prepaid and other	(12,385)	(10,991)
Other	2,378	(949)

Cash flows provided by operating activities	53,554	30,748
Cash flows from investing activities
Purchases of property, plant and equipment, net	(2,193)	(1,830)
Increase in loans receivable	—	(1,286)
Purchase of investment in an affiliate	(521)	—
Purchase of minority interest in non-wholly-owned subsidiaries	(89)	—
Other	35	(24)

Cash flows used in investing activities	(2,768)	(3,140)
Cash flows from financing activities
Borrowings	1,240	28,909
Debt repayments	(5,922)	(18,029)
Issuance of shares	5,400	—
Distribution of SWA Reit Ltd.	(5,399)	—

Cash flows (used in) provided by financing activities	(4,681)	10,880
Cash flows used in operating activities of discontinued operations	(432)	(9,201)
Cash flows provided by (used in) investing activities of discontinued operations	58	(18,531)
Cash flows provided by (used in) financing activities of discontinued operations	(245)	1,339
Exchange rate effect on cash and cash equivalents	20,719	9,944

Increase in cash and cash equivalents	66,205	22,039
Cash and cash equivalents, beginning of period	204,678	194,313

Cash and cash equivalents, end of period	$270,883	$216,352

Cash and cash equivalents at end of period consisted of:
Continuing operations	$270,883	$147,860
Discontinued operations	—	68,492

	$270,883	$216,352

Cash and cash equivalents	$258,774	$175,747
Money market funds and government treasury bills	12,109	40,605

	$270,883	$216,352

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended September 30, 2007 and 2006
(Unaudited)
(United States Dollars in Thousands)

	2007	2006

Cash flows from operating activities
Income from continuing operations	$16,057	$9,872
Adjustments for:
Amortization and depreciation	949	617
Minority interests	174	2,125
Loss (gain) on short-term securities	1,556	(685)
Stock-based compensation	843	788
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(3,975)	2,610
Restricted cash	(857)	762
Receivables	13,788	(3,815)
Inventories	(13,235)	(19,621)
Accounts payable and accrued expenses	31,263	14,334
Provision for warranty costs	4,339	(208)
Future income taxes	(10,631)	555
Contract deposits, prepaid and other	(4,587)	441
Other	1,607	(297)

Cash flows provided by operating activities	37,291	7,478
Cash flows from investing activities
Purchases of property, plant and equipment, net	360	(533)
Increase in loans receivable	—	(1,286)
Purchase of minority interest in a non-wholly-owned subsidiary	(76)	—
Other	(13)	30

Cash flows (used in) provided by investing activities	271	(1,789)
Cash flows from financing activities
Borrowings	36	33
Debt repayments	(4,716)	(262)
Issuance of shares	3,192	—
Distribution of SWA Reit Ltd.	(5,399)	—

Cash flows used in financing activities	(6,887)	(229)
Cash flows provided by (used in) operating activities of discontinued operations	(2,304)	524
Cash flows provided by investing activities of discontinued operations	41	18
Cash flows provided by financing activities of discontinued operations	163	876
Exchange rate effect on cash and cash equivalents	14,125	(2,084)

Increase in cash and cash equivalents	42,700	4,794
Cash and cash equivalents, beginning of period	228,183	211,558

Cash and cash equivalents, end of period	$270,883	$216,352

Cash and cash equivalents at end of period consisted of:
Continuing operations	$270,883	$147,860
Discontinued operations	—	68,492

	$270,883	$216,352

Cash and cash equivalents	$258,774	$175,747
Money market funds and government treasury bills	12,109	40,605

	$270,883	$216,352

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007
(Unaudited)

Note 1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousands (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

At a special meeting held on August 6, 2007, the shareholders resolved to approve the two-for-one forward split of the Company’s common shares and the forward share split became effective on September 10, 2007. All references to numbers of shares and per share amounts have been restated to reflect the forward share split.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.	Nature of Business

The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries.

In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”, formerly MFC Industrial Holdings AG). KHDID, through its major subsidiaries, the KHD Humboldt Wedag AG group of companies, together with the Company’s wholly-owned subsidiary, KHD Humboldt Wedag International GmbH and its subsidiaries, are engaged in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag AG and KHD Humboldt Wedag International GmbH, with their subsidiaries, are collectively referred to as “KHD” in these financial statements.

Until January 31, 2006, the Company also operated in the financial service industry, including merchant banking, financial advisory services, proprietary investing, and trading activities, on an international basis through the Company’s banking and trading subsidiaries.

In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”, formerly Sutton Park International Ltd.) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for MFC Corporate Services AG (formerly Merchant Bank S.A. (“MFC Bank”) and the Company’s investment in a resource property; and the Company held preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to the shareholders of the Company on pro rata basis.

In November 2006, the Company sold all of its equity interest in MFC Bank to Mass Financial.

In August 2007, the Company transferred certain real estate interests and other assets to SWA Reit and Investments Ltd. (“SWA Reit”) and set September 25, 2007 as the record date for the pro-rata distribution to its shareholders of Austrian depositary certificates representing the common shares of SWA Reit (see note 7).

For reporting purposes, the results of operations of Mass Financial, MFC Bank and SWA Reit have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at September 30, 2007, the Company owned all Series 2 Class B preferred shares of Mass Financial and did not hold any common shares or Class A common shares of Mass Financial. Mass Financial owned a minority position in the common shares of the Company. Effective January 31, 2006 and as of September 30, 2007, there is one common director and one common officer between the Company and Mass Financial. The Company and Mass Financial are considered as related parties. Management of the Company is of the opinion that Mass Financial does not control the Company.

As at September 30, 2007, the Company had a financial asset of $128,341 (Cdn$127,866) in the Class B preferred shares of Mass Financial and a financial liability of $37,137 (Cdn$37,000) owing to Mass Financial. The Company and Mass Financial have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis. Accordingly, the financial asset and the financial liability were offset and the net amount of $91,204 (Cdn$90,866) was reported in the consolidated balance sheet. The translation adjustment gain arising from the Company’s net financial assets in Mass Financial is included in the cumulative translation adjustment under the shareholders’ equity section.

Note 3.	Change of Reporting Currency

Effective January 1, 2007, the Company changed its reporting currency from Canadian dollars (“Cdn$”) to United States dollars.

In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders’ equity.

In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown.

The Company believes that financial statements presented in United States dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

Note 4.	Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments — Disclosure and Presentation. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Pursuant to Section 1530, a consolidated statement of comprehensive income is prepared to present changes in shareholders’ equity during a period from transactions and other events from non-owner sources. A consolidated statement of comprehensive income includes net income plus other comprehensive income.

Section 3855 requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. All financial assets are classified in one of four categories: held for trading, held to maturity, loans and receivables, and available for sale. Non-derivative financial liabilities are classified as other liabilities though the Company may elect to classify them as held for trading. All derivatives are classified as held for trading unless in a designated hedging relationship when certain conditions are met. When a financial asset or financial liability is recognized initially, the Company measures it at its fair value (except as specified for certain related party transactions). The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.

After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market are measured at cost (other than such instruments that are classified as held for trading); and (d) derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are measured at cost. After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified as held for trading (including derivatives that are liabilities) which are measured at their fair values (except for derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured which should be measured at cost).

Typically, a gain or loss on a financial asset or financial liability classified as held for trading is recognized in net income for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.

Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.

Pursuant to Section 3855, the Company changed to the effective interest method of amortizing transaction costs and recording interest income and expense. Transaction costs related to the acquisition of held for trading financial assets and liabilities are expensed as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.

Section 3865 establishes when and how hedge accounting may be applied. Derivatives are included on the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are designated as either a cash flow hedge or a fair value hedge. The unrealized gains and losses relating to a cash flow hedge are included in other comprehensive income. The unrealized gains and losses relating to a fair value hedge are included in earnings. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in earnings. The Company has determined that the derivative instruments currently in place do not meet the requirements of Section 3865 to qualify them as hedges.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the company, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of a company’s future cash flows relating to financial instruments. Section 3861 also deals with disclosure of information about the nature and extent of a company’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks.

The adoption of these new accounting standards does not have any material impact on the Company’s financial position as of January 1, 2007.

Note 5.	Earnings Per Share

Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of a convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year.

In 2006 and 2007, the Company reported discontinued operations and, accordingly, the Company has reclassified all years (periods) presented to give effect to the comparative presentation of those discontinued operations in prior years (periods). The Company uses income before discontinued operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year (period) presented. Because the Company is reclassifying prior years’ (periods’) financial statements for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.

At a special meeting held on August 6, 2007, the shareholders resolved to approve the two-for-one forward split of the Company’s common shares and the forward share split became effective on September 10, 2007. Earnings per share amounts have been restated to reflect the forward share split.

Note 6.	Privatization of a Non-wholly Owned Subsidiary

In May 2007, the Company increased its common share holding position in Sasamat Capital Corporation (“Sasamat”) from 58.7% to 100%. The Company paid a total consideration of $18,078 consisting of $13 in cash and $18,065 in 645,188 common shares of the Company for the acquisition of this 41.3% common share position in Sasamat through a plan of arrangement. Prior to completion of the acquisition, Sasamat had been a subsidiary of the Company and had been consolidated into the Company’s consolidated financial statements since September 2005. Sasamat is a holding company whose major asset is its 32% equity position in KHDID.

Note 7.	Disposition of Real Estate Interests and Other Assets

The Company entered into an Arrangement Agreement in March 2007, as amended on June 29, 2007, with SWA Reit, a corporation governed by the laws of Barbados. The Agreement provided for the Company to complete an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, the Company would transfer certain non-core real estate interests and other assets indirectly held by it to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit (or common shares of SWA Reit) held by it, pro rata, to the Company’s shareholders by way of a reduction of the paid up capital with respect to the Company’s common shares. The Arrangement was approved by the Company’s shareholders at its annual and special shareholders’ meeting held on August 6, 2007. The assets transferred to SWA Reit are not complimentary to the Company’s industrial plant engineering and equipment supply business and the distribution of Austrian depositary certificates (or common shares of SWA Reit) does not significantly change the economic interests of the Company’s shareholders in the assets of the Company.

On the distribution date, the fair value of the net assets of SWA Reit amounted to Cdn$56,200. For the financial statement presentation, it was accounted for by way of a reduction of retained earnings as a stock dividend.

Note 8.	Stock-based Payments

On April 11, 2007, the Company granted to a corporation stock options to purchase up to 500,000 common shares in the Company at $21.09 per share, on or before April 11, 2017, with one third vested immediately and one third each to be vested on the first and second anniversary dates. On the date the stock options were granted, the market value of the Company’s common stock was $21.09 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 29.74%, risk-free interest rates of 4.11% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $5.225 per share. Under a management services agreement, the corporation provides strategic development services, management and technical and support services to the Company. The Company’s Chief Executive Officer owns a beneficial position in the corporation.

On May 17, 2007, pursuant to the stock option agreements dated May 17, 2006, the Company granted to certain employees additional stock options to purchase up to 316,666 common shares in the Company at $26.85 per share, on or before May 17, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $26.85 per share. The

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 28.95%, risk-free interest rates of 4.23% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $6.67 per share.

On June 28, 2007, the Company granted to two employees stock options to purchase up to 66,664 common shares in the Company at $29.25 per share, on or before June 28, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $29.25 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 31.94%, risk-free interest rates of 4.64% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $7.945 per share. The Company, at its sole and absolute discretion, may grant additional stock options up to an aggregate of 66,664 stock options to these two employees in 2008. The terms of these future stock options are not known at this date, except for the vesting periods.

Following is a summary of the movement of the stock options granted:

Outstanding at December 31, 2006	1,173,336
Granted	883,330
Forfeited	(22,224)
Exercised	(410,164)

Outstanding at September 30, 2007	1,624,278

Note 9.	Transactions with Mass Financial

In November 2006, the Company completed the sale of its entire equity interest in MFC Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Bank as of September 30, 2006 of Cdn$77,902 and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date (which is defined as the day which is earlier of 30 calendar days after (i) the date on which a triggering event (as defined) has occurred and (ii) March 31, 2007)), a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum, and 1,580,000 shares of common stock in the Company valued at initial share value of $27,555(Cdn$31,110). The initial valuation of 1,580,000 shares of common stock in the Company was subject to an adjustment which is equal to the positive balance, if any, between the initial share value and the market price on the Payment Date.

The Company and Mass Financial agreed that April 30, 2007 was the Payment Date and the market price was $23.815 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was debited to the treasury stock account and credited to the receivable account. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares in MFC Bank to the Company for Cdn$8,010 on the Payment Date.

Note 10.	Segment Information

Effective from January 31, 2006, the Company primarily operates in one reportable business segment, industrial plant engineering and equipment supply, and a corporate and other sector.

Prior to April 2004, the Company operated in the financial services segment only. Since the acquisition of KHD in March 2004, the Company operated in two reportable business segments: (a) industrial plant engineering and equipment supply and (b) financial services and a corporate sector. The segments were managed separately because each business required different production and marketing strategies. Intersegment transactions are accounted for under normal business terms. The financial services segment included Mass Financial and MFC Bank and their dispositions in 2006 resulted in reclassification of prior years’ financial information including business segment information. The distribution of real estate interests and other assets in September 2007 also resulted in discontinued operations and reclassification. The results of operations for corporate and other sector primarily represent the corporate income (including income from a resource property) less expenses (including expenses incurred for corporate by subsidiaries). There were no intersegment revenues in the nine months ended September 30, 2007 and 2006, respectively.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized financial information concerning the segments is shown in the following tables:

	Nine Months Ended September 30, 2007
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
	(Unaudited)

Revenues from external customers	$418,825	$—	$418,825
Interest expense
External	1,521	550	2,071
Internal	161	113	274
Income from continuing operations before income taxes and minority interests	44,806	1,658	46,464

	Nine Months Ended September 30, 2006
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
	(Unaudited)

Revenues from external customers	$239,581	$—	$239,581
Interest expense
External	1,465	137	1,602
Internal	303	207	510
Income (loss) from continuing operations before income taxes and minority interests	26,744	(1,159)	25,585

	Three Months Ended September 30, 2007
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
	(Unaudited)

Revenues from external customers	$148,833	$—	$148,833
Interest expense
External	451	61	512
Internal	55	4	59
Income from continuing operations before income taxes and minority interests	9,473	2,650	12,123

	Three Months Ended September 30, 2006
	Industrial plant
	engineering and	Corporate
	equipment supply	and other	Total
	(Unaudited)

Revenues from external customers	$96,770	$—	$96,770
Interest expense
External	342	42	384
Internal	117	75	192
Income (loss) from continuing operations before income taxes and minority interests	12,328	(271)	12,057

The total assets were $717,703 and $641,920 at September 30, 2007 and December 31, 2006, respectively. There was no material change of total assets since December 31, 2006.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The two major customer groups of industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	Nine Months Ended September 30,
	2007	2006
	(Unaudited)

Cement	$377,396	$197,049
Coal and minerals	41,429	42,532

	$418,825	$239,581

	Three Months Ended September 30,
	2007	2006
	(Unaudited)

Cement	$132,660	$83,122
Coal and minerals	16,173	13,648

	$148,833	$96,770

Note 11.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the nine months ended September 30, 2007.

Nine months ended September 30, 2007:

The Company recognized interest expense to affiliates of $552 net. In addition, the Company earned net interest income of $2,740 on its investment in the preferred shares of Mass Financial. The Company paid expenses of $2,447 to affiliates. The Company also paid royalty expenses of $731 to an affiliate. The Company recognized an equity loss of $85 from an equity method investee. The Company wrote off a receivable of $199 due from an affiliate.

The Company acquired an available-for-sale security of $42 from and sold an available-for-sale security of $63 and a trading security of $8,877 to an affiliate at their fair values. No gain or loss was recognized on the sales.

The Company acquired a minority interest position in a subsidiary from a limited partnership (which is a related party) for $1,561. The purchase had not been paid as of September 30, 2007. The Company also settled two receivables due from affiliates by receiving 371,921 common shares of the Company with an aggregate value of $11,173.

As at September 30, 2007:

The Company had $4,562 due from affiliates and $3,450 due to affiliates. In addition, the Company had a long-term investment of $8,042 in affiliates.

There were no related party transactions under the discontinued operations for the nine months ended September 30, 2007.

Note 12.	Subsequent Events

In October 2007, the Company’s 9.9% common shares in MFC Bank were sold to an affiliate at its carrying value in exchange of common shares of the Company. No gain or loss was recognised.

News Release

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS
2007 THIRD QUARTER AND NINE-MONTH RESULTS
– EPS from continuing operations increased by 102% and backlog at record levels –

HONG KONG (November 14, 2007) . . . KHD Humboldt Wedag International Ltd. (“KHD”) (NYSE: KHD) today announced results for the nine months and third quarter ended September 30, 2007. All figures are in US dollars and earnings per share amounts are on a fully diluted basis.

We are reporting our financial statements exclusive of real estate interests and financial services businesses which are accounted for as discontinued operations.

For the nine months ended September 30, 2007, KHD reported revenues from continuing operations of $418.8 million and income from continuing operations of $38.6 million, or $1.27 per share.

The 2007 revenues are an increase of 75 percent over the revenues in the first nine months of 2006, and the 2007 income from continuing operations is an increase of 102 percent over the nine months of 2006 for the same operations.

For the three months ended September 30, 2007, KHD reported revenues from continuing operations of $148.8 million and income from continuing operations of $16.1 million, or $0.52 per share.

The 2007 third quarter revenues are an increase of 54 percent over the third-quarter 2006 revenues and the 2007 third-quarter income from continuing operations is an increase of 63 percent over the third-quarter 2006.

– MORE –

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd.
	1 (212) 691-8087	1 (604) 683-8286
	joe@allencaron.com	randall.r@khd.de
or
Len Hall (media)
1 (949) 474-4300
len@allencaron.com

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 THIRD QUARTER AND
NINE-MONTH RESULTS
Page -2-

The number of shares issued and outstanding as at September 30, 2007 was 30,181,391. The weighted average number of shares on a diluted basis for the nine months ended September 30, 2007 was 30,511,709.

Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. KHD books orders on the basis of firm contracts and receipt of the down payments. For comparative purposes, all the following analyses of amounts for order intake, backlog and revenue were translated directly from Euros to US dollars at 1.4219, the exchange rate as of September 30, 2007.

Order intake for the quarter ended September 30, 2007 was $240 million, an increase of 123 percent over the third quarter of 2006; 40 percent of the third-quarter order intake came from the emerging regions of Asia, Russia and Eastern Europe; 57 percent came from the Middle East and Northern Africa region.

Order intake for the nine months ending September 30, 2007 was $569 million, approximately equal to the same period of 2006; 51 percent of the 2007 order intake came from the emerging regions of Asia, Russia and Eastern Europe.

Order backlog as of September 30, 2007 was a record $762 million and as of the date of this filing the backlog is approaching $925 million.

CEO Jim Busche commented, “Our backlog is at record levels. At the close of this year’s third quarter, 86 percent of our backlog is distributed among the world’s emerging economic regions with 28 percent in Asia, 27 percent in Russia and Eastern Europe and 31 percent in the Middle East and Northern Africa. These are indicators of the strong results of our strategic initiatives for capitalizing on market trends and enhancing shareholder value. Furthermore, I’d like to make note of the fact that for four of the projects in the backlog, where the customers will be placing their orders for KHD equipment upon successful conclusion of their permitting efforts, only the engineering portion of the project has been included. In these cases the engineering order is generally less than 6 percent of the total order value. Finally, within the past few days KHD has signed contracts with customers in Egypt and India with a value in excess of $175 million. These orders entail KHD proprietary pyro-processing line and a large grinding complex. Consistent with our disclosure and booking policy formal more detailed announcements will be forthcoming.”

CFO Alan Hartslief commented, “The revenues and earnings from continuing operations for the nine months ended September 30, 2007 increased by 75 percent and 102 percent respectively over the same period of 2006. For the quarter ended September 30, 2007, our revenues and earnings from continuing operations increased by 54 percent and 63 percent respectively over the same period of 2006. At the end of the nine months of 2007, we had $285 million in cash and short-term securities, $559 million in current assets, and shareholders’ equity of $294 million.

Over the past seven quarters KHD has been transitioning from a financial services company to an industrial plant engineering and equipment supply company. Early in the transition process KHD had revenues and earnings generated from its merchant banking businesses as well as its industrial plant equipment business. To enable our shareholders to more clearly understand our core business going forward, KHD focused on reporting earnings before taxes (EBT) from the industrial plant engineering and equipment supply business. As the transition nears completion, revenues and earnings are now generated from our continuing core business. We now focus on earnings per share (EPS) from continuing operations. We believe EPS from continuing operations is a measure of the company’s overall performance; in KHD’s case that would include our industrial plant engineering and equipment supply business, our iron ore royalty and the effectiveness of our fiscal responsibility with taxation. Regarding the latter, at KHD we consider taxation as an expense like any other warranting proper and effective planning in consideration of the company’s fiscal responsibilities to its shareholders and host governments. EPS from continuing operations for the nine months ended September 30 increased by 102 percent and for the three months ended September 30 increased by 63 percent over the same period of the prior year.

Our performance is consistent with the guidance we issued for earnings at the outset of this year. We are now issuing guidance on EPS from continuing operations for the full year 2007, which we anticipate to be in the range of $1.70 to $1.75.

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 THIRD QUARTER AND
NINE-MONTH RESULTS
Page -3-

Our transition from a merchant bank to an industrial plant engineering and equipment supply company is nearly complete. In September we announced that the distribution of Austrian Depository Certificates (“ADCs”) representing common shares of SWA Reit and Investments Ltd. The record date for the distribution of ADCs was set as September 25, 2007. The common shares of KHD began trading on the NYSE on a post-distribution basis on September 21, 2007. We will continue to work diligently to achieve recognition of this change from the investment community.”

Jim Busche concluded, “While the third quarter results demonstrate KHD’s continued growth, there are many other, less visible markers of sustained growth. In particular our activities in Russia, Eastern Europe and the Commonwealth of Independent States (CIS) are most encouraging. The level of inquiries for KHD proprietary equipment is strong, particularly due to our advancements in energy and environmentally efficient designs. It is particularly encouraging to find our emerging market customers being driven by “green” aspects of our technology and products. Our Research and Development activities have enabled KHD to become an industry leader in pyro-processes that can accommodate a broad range of alternative fuels thereby decreasing energy costs and environmental emissions. The activity level of our Russian operating companies, including our design institute, continues to expand with the placement of several significant manufacturing orders with Russian fabricators.”

Today at 10:00am EST (7:00am PST), a conference call will be held to review the KHD results; this call will be broadcast live over the Internet at www.khdhumboldt.com or www.earnings.com. An online archive will be available immediately following the call and continue for seven days or to listen to the audio replay by phone, dial 1 (888) 286 8010 using conference pass code #20230750. International callers should dial 1 (617) 801 6888.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply business, and specializes in the cement, coal and minerals processing industries. To obtain further information on KHD, please visit our website at http://www.khdhumboldt.com

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in, the statements. No assurance can be given that any of the events anticipated by the forward- looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include, management’s current expectations estimates and assumptions about certain projects and the markets the Company operates in, are expressed or implied by the forward-looking statements, including, but not limited to: (1) a downturn in general economic conditions in Asia, Europe, the United States and internationally, (2) a decreased demand for the Company’s products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond the Company’s control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risks and Uncertainties” section in our Form 6-K filed with the Securities and Exchange Commission and our MD&A filed with Canadian security regulators.

– FINANCIAL TABLES FOLLOW –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 THIRD QUARTER AND
NINE-MONTH RESULTS
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
September 30, 2007 and December 31, 2006
(unaudited)
(amounts in U.S. dollars; in thousands)

	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$270,883	$204,530
Securities	14,335	4,111
Restricted cash	20,813	16,180
Accounts receivable, trade	87,927	66,607
Other receivables	18,716	33,901
Inventories	106,261	85,799
Contract deposits, prepaid and other	39,073	24,069
Future income tax assets	754	763
Current assets of discontinued operations	—	4,301

	558,762	440,261

Non-current assets
Securities	8,042	67
Receivables	—	8,878
Property, plant and equipment	2,385	2,936
Resource property	32,937	29,037
Equity method investments	426	500
Future income tax assets	23,947	27,724
Investment in preferred shares of a former subsidiary	91,204	77,976
Non-current assets of discontinued operations	—	54,541

	158,941	201,659

	$717,703	$641,920

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 THIRD QUARTER AND
NINE-MONTH RESULTS
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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS (con’t)
September 30, 2007 and December 31, 2006
(unaudited)
(amounts in U.S. dollars; in thousands)

	2007	2006

LIABILITIES

Current liabilities
Accounts payable and accrued expenses	$320,203	$242,152
Long-term debt, current portion	—	4,596
Pension liabilities, current portion	1,793	1,664
Provision for warranty costs, current portion	26,211	21,868
Current liabilities of discontinued operations	—	964

	348,207	271,244

Long-term liabilities
Long-term debt, less current portion	11,557	10,725
Pension liabilities, less current portion	30,759	28,559
Provision for warranty costs, less current portion	10,068	7,247
Deferred credit, future income tax assets	14,546	15,539
Future income tax liability	1,406	9,180
Other long-term liabilities	3,319	625
Long-term liabilities of discontinued operations	—	3,047

	71,655	74,922

Total liabilities	419,862	346,166

MINORITY INTERESTS	3,985	22,466

SHAREHOLDERS’ EQUITY

Common stock	134,102	108,595
Treasury stock	(85,629)	(64,383)
Contributed surplus	4,072	2,131
Retained earnings	151,535	176,742
Accumulated other comprehensive income	89,776	50,203

	293,856	273,288

	$717,703	$641,920

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 THIRD QUARTER AND
NINE-MONTH RESULTS
Page -6-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For Nine Months Ended September 30, 2007 and 2006
(unaudited)
(amounts in U.S. dollars; in thousands, except per share data)

	2007	2006

Revenues	$418,825	$239,581
Cost of revenues	357,968	201,587

Gross profit	60,857	37,994
Other operating income, resource property	12,987	3,244
General and administrative expense	(31,258)	(19,566)
Stock-based compensation	(3,298)	(1,187)

Operating income	39,288	20,485
Interest income	8,058	3,168
Interest expense	(2,071)	(1,602)
Other income (expenses), net	1,189	3,534

Income before taxes from continuing operations	46,464	25,585
Provision for income tax:
Income taxes	(2,967)	(1,979)
Resource property revenue taxes	(2,986)	—

	(5,953)	(1,979)

Income before minority interests, continuing operation	40,511	23,606
Minority interests	(1,872)	(4,523)

Income from continuing operations	38,639	19,083
Income from discontinued operations, net of tax	(7,595)	1,187

Net income	$31,044	$20,270

Basic earnings (loss) per share
from continuing operations	$1.29	$0.63
from discontinued operations	(0.25)	0.04

	$1.04	$0.67

Diluted earnings (loss) per share
from continuing operations	$1.27	$0.63
from discontinued operations	(0.25)	0.04

	$1.02	$0.67

Weighted average shares outstanding — basic	29,834,461	30,102,468
Weighted average shares outstanding — diluted	30,511,709	30,389,736

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 THIRD QUARTER AND
NINE-MONTH RESULTS
Page -7-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended September 30, 2007 and 2006
(unaudited)
(amounts in U.S. dollars; in thousands, except per share data)

	2007	2006

Revenues	$148,833	$96,770
Cost of revenues	132,286	81,326

Gross profit	16,547	15,444
Other operating income, resource property	5,811	1,092
General and administrative expense	(11,006)	(5,581)
Stock-based compensation	(843)	(788)

Operating income	10,509	10,167
Interest income	2,728	1,281
Interest expense	(512)	(384)
Other income (expenses), net	(602)	993

Income before taxes from continuing operations	12,123	12,057
Recovery of (provision for) income taxes:
Income taxes	5,446	(60)
Resource property revenue tax	(1,338)	—

	4,108	(60)

Income before minority interests, continuing operations	16,231	11,997
Minority interests	(174)	(2,125)

Income from continuing operations	16,057	9,872
Income from discontinued operations, net of tax	(7,945)	351

Net income	$8,112	$10,223

Basic earnings (loss) per share
from continuing operations	$0.53	$0.32
from discontinued operations	(0.26)	0.01

	$0.27	$0.33

Diluted earnings (loss) per share
from continuing operations	$0.52	$0.32
from discontinued operations	(0.26)	0.01

	$0.26	$0.33

Weighted average shares outstanding — basic	30,294,782	30,527,826
Weighted average shares outstanding — diluted	31,013,973	30,840,414

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2007 THIRD QUARTER AND
NINE-MONTH RESULTS
Page -8-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FINANCIAL SUMMARY
As of September 30, 2007
(unaudited)
(amounts in U.S. dollars; in thousands, except per share data and ratios)

Cash and cash equivalents	$270,883
Short-term securities	14,335
Restricted cash	20,813
Working capital	210,555
Total assets	717,703
Shareholders’ equity	293,856
Book value per share	9.74
Current ratio	1.605
Long-term debt to equity ratio	0.039

# # # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith
Michael J. Smith, Chairman of the Board and Secretary
Date: November 14, 2007